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Black-ownedWomen-owned
Calyxeum

Cannabis Business

Detroit, MI
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Calyxeum previously received $62,800 of investment through Mainvest.
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Data Room
Updates 18
Discussion
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THE PITCH
Calyxeum is seeking investment to expand our Retail and Marketing Footprint.
Adding A LocationExpanding Location
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INVESTOR PERK

Behind the Scenes with Calyxeum!

OUR MISSION

Calyxeum is an MBE/WBE certified business founded in Detroit, MI. We run a boutique Cannabis Cultivation & Processing operation focused on providing underrepresented populations with access to high-quality Cannabis products.

Our Founders have degrees in Science, Health, Business & Technology, and over 10 years of experience in Michigan's burgeoning Cannabis industry. Our intention is to expand our growing and processing operations throughout Michigan, adding a female touch to a female plant.
We will maintain a competitive advantage in this quickly expanding segment by strengthening our relationships with existing and new customers and leveraging our industry-wide rapport that we have cultivated, much like our strains, since 2009.
MARKET OPPORTUNITY

Michigan is the second largest market in the U.S. with over 300,000 medical patients. Medical sales are projected to reach 883.9M by 2025. Michigan Sales are projected to be 7.8 Billion (including Adult Use) by market maturity.

2 Billion: Marijuana Business Daily estimates Michigan Adult Use sales totaling between $1.8 billion and $2.1 billion annually by 2024.
500 Million: Marijuana Moment Michigan Medical sales in 2022.
25 Billion: Leafly estimated the US Cannabis industry revenue in 2022.
81%: Michigan Cannabis sales increased in 2022.
428,059: US Cannabis industry leads the nation in job creation with over 400K full time employees.
DETROIT GROWN. WOMEN OWNED.
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CALYXEUM FOUNDERS ANNOUNCE FUNDRAISER!

60 sec teaser.

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CALYXEUM 2023 FUNDRAISING CAMPAIGN
CALYXEUM FOUNDERS EXPLAIN THE IMPORTANCE OF COMMUNITY FUNDING.

2 min explanation video.

BREAKING BARRIERS IN THE LEGAL CANNABIS INDUSTRY
OUR LARGEST CANNABIS RETAIL CHAIN!
OUR FIRST BRAND SHOWCASE IN VEGAS!
PRESS
While Detroit's social equity plan gets held up in a lawsuit, these cannapreneurs aren't waiting

Social equity opportunities seem to be a very popular entryway into the Michigan cannabis business. That makes sense. Nearly 200 municipalities, including all of the...

Black-owned, woman-grown, and made in Detroit: Calyxeum is a brand with a plan - MJ Brand Insights

Calyxeum is a Detroit organic cannabis brand with a good conscience and strong ethics. We talk to the two women behind the company.

Leading Minority-Owned Michigan Cannabis Venture, Calyxeum announces goal of $2 Million to Expand Socially Conscious Cannabis Venture

September 11, 2020 -- Part of Michigan's growing cannabis industry, the woman-owned business continues to support the community by raising Q4 funding

Small-scale cannabis social equity success stories emerge amid stumbles among big programs

Social Equity success stories

The Early Success of Legal Cannabis Sales - Oster and Associates

Getting started in the legal cannabis industry is anything but easy. Large amounts of patience, time and money are almost required to enter the space. Some states have done a better job than others of setting up parameters for their medical or recreational cannabis markets. One state that is doing very well early on its recreational program is Michigan.The first midwestern state to legalize recreational marijuana in 2018, Michigan reached its monthly record for cannabis sales of $149 million in March 2021 and then surpassed that total the very next month by reaching $154 million in April 2021. In fact, Michigan is on pace to reach $1 billion in annual sales by the end of 2021.What is behind the skyrocketing sales? The Arcview Group recently hosted its Town Hall: Michigan virtual event with some of that state's leading cannabis voices to discuss particulars driving this early success.

Top 9 Black-Owned Start-Up Tech Companies to Invest in Right Now

The rise of the Black Lives Matter movement across the world has resulted in an increase of investors and venture capitalists interested in finding and investing in Black founder-led companies. Here are our favorite Black-owned tech and tech-enabled firms that are raising capital right now.

Black cannabis founders face tough odds — and they say "social equity" programs aren't helping

As cannabis legalization has swept through the U.S., nearly a dozen states have adopted programs intended to help marginalized groups enter the industry. But the so-called "social equity" initiatives have fallen far short of their goals, according to entrepreneurs they were designed to help.

Stateside: Whitmer on kidnapping plot; coronavirus strategy; business is booming for cannabis in MI

Today on Stateside, we talk with two entrepreneurs about launching a cannabis business amid a global pandemic. Also, we catch up with Governor Whitmer...

The Detroit Cannabis Project launches to help bring diversity to Michigan's marijuana industry

Rebecca Colett has been a part of Michigan's formal cannabis industry for about as long as it has existed. Starting off as a caregiver for...

7 Black-owned businesses paving the way in Michigan's cannabis industry

Calyxeum is a black women owned and operated cultivation and processing brand

Cannabis businesses make push to showcase Black-owned brands

Calyxeum has been successful finding shelf space through a mix of leveraging social media and in-store support.

Show support for Black-owned cannabis

Calyxeum has been "adding a female touch to a female plant.

COMPLETED Q4 2021
Phase 1

Cannabis Licensing Acquisition.

COMPLETED Q1 2022
Phase 2

Retail Store Product Launch.

COMPLETED Q4 2022
Phase 3

Expansion Real-Estate Acquisition.

TARGET Q2 2023
Phase 4

Expansion Facility is Fully Operational.

TARGET Q3 2023
Phase 5

First Operational Harvest and Processing Production.

ONGOING-EXPANDING

Expanding products and SKUs in Michigan.

THE TEAM
Rebecca A Colett
CEO

Rebecca Colett is an experienced entrepreneur, technology professional, cannabis advocate, Native Detroiter and appointed board member at the National Cannabis Industry Association. She has worked alongside the Bureau of Cannabis Control in California and The Michigan Regulatory Agency during the development of their Social Equity Programs. She has served on the state Board of NORML, founded a Social Equity incubator and has been featured in many national media publications. Rebecca has also been featured at countless Cannabis Conferences and has lobbied on Capitol Hill in DC, and the State Capitols for Michigan, Georgia, California and Maryland for Equity in Cannabis as well as Veteran Access to Medical Cannabis. Rebecca holds a B.S in Business from Florida A&M University, a MBA from Booth School of Business at the University of Chicago as well as a Masters in Supply Chain from Georgia Tech.

LaToyia R. Rucker
COO

Chief Operating Officer of Calyxeum in Detroit. LaToyia is one of the first females to co-own a Medical Marijuana Licensing Clinic. She is an experienced entrepreneur, educator, master gardener and native Detroiter. In 2014 she was selected by Goldman Sachs 10,000 Small Business and currently is very active as an alumnus. She was also selected by Bloomberg LP 10,000 Small Businesses Coaching Session in 2017. LaToyia is also the founder and owner of Kid Fit Childcare Centers with two metro Detroit Locations. LaToyia holds a B.S. in Biology from the Tuskegee University, a Master Degree in Education from Wayne State University, and a Master's Degree in Early Childhood Education from Capella University.

Cam Carter
Advisory Board Member

Cameron Carter is a senior contracts manager who specializes in space, aerospace, and ground vehicle weapon systems. Before leading in the private sector, Cameron served as an Air Force Officer stationed in Colorado, Italy, and Kyrgyzstan. He earned his Bachelors from the Air Force Academy and MBA from Yale School of Management. Cameron serves on the advisory board of Calyxeum and participates in other minority inclusive ventures.

Khadijah Adams
Advisory Board Member

Cassondra "Khadijah" Adams is originally from Sugar Land, Texas. She started her first business while raising four sons as a single mother. Khadijah Adams has been a full-time entrepreneur since 1997. She entered the cannabis industry in 2014 by way of the Colorado market. She began investing in cannabis-related companies shortly thereafter and formed MIPR Holdings where she served as the founder and senior managing partner for 3-1/2 years and was responsible for consulting and connecting accredited investors to viable investment opportunities in the space.

Andy Weiss
Advisory Board Member

Mr. Weiss is an industry pioneer, participating since inception of the highly regulated marijuana markets of both Colorado, Nevada, Pennsylvania and Ohio. As a founding partner of iVita Wellness 2010, one of the oldest vertically integrated businesses in the Nationwide industry. Mr. Weiss and his team built a business with a focus on ethics and quality standards. Under his leadership, the company expanded to 3 locations, a state of the art production facility and 40,000 square ft of indoor grow. Mr. Weiss is currently co producing a documentary film regarding social equity and the lack of minority ownership in the cannabis industry.

Kandice Moss
Advisor

Kandice Moss is a graduate of Columbia College Chicago, holding a master's degree in dance Movement Psychotherapy and Professional Counseling. Her own experience of the healing power of dance and movement and her interest in helping individuals find their "why" led her to further her education in this field.
Kandice brings a wealth of experience to her private practice, Moss Therapy and Wellness, PLLC. Kandice holds an endorsement in Infant and Early Childhood Mental Health along with certification in Child-Parent Psychotherapy (CPP). She's worked as a dance movement therapist for children and adults with special needs and geriatric population with Alzheimer's & Dementia. Her current specialty of services includes anxiety, depression, trauma, and life transitions. Kandice is a member of the American Dance Therapy Association (ADTA) and Michigan Dance/Movement Therapy Collective. Kandice is the Executive Director of The Moss Foundation, a 501(c)(3), supporting children and families across the Detroit Metropolitan Area.

Eric Williams
Advisor

Eric C. Williams is managing attorney for the Economic Equity Practice (EEP) of Detroit Justice Center, a nonprofit devoted to grassroots approaches to creating safe, vibrant communities and creating just pathways to economic development in Detroit. Eric previously served as the director of Wayne State University Law School's Business and Community Law Clinic as well as the Director of the Wayne Law Program for Entrepreneurship and Business Law. His prior experience includes private practice in the New York offices of Nixon Peabody, LLP and Winston & Strawn, LLP.

CALYXEUM IS A BLACK WOMEN OWNED CANNABIS BRAND.
Order Online
4
Founded
20,000 people
Social Media Followers
39%
Monthly Growth
A FEMALE TOUCH TO A FEMALE PLANT
Q&A
What is your background? How did you get into the industry?

We have been medical caregivers for 10 years in Michigan. We also have extensive experience in business and both of the founders are serial entrepreneurs. Rebecca and LaToyia both believe in the healing powers of Cannabis and both started in the Cannabis industry to help close friends and family. As licensing opportunities became available in Michigan they used their experience and industry rapport to start a commercial Cultivation and Processing Brand.

Why are you raising capital and why is now a good time?

The Cannabis industry has increased sales by 35% year over year since the start of the pandemic. Cannabis is an essential business that has plenty room for growth. In addition, since the start of our retail sales our demand has exploded! We need to grow our operational footprint to expand our market share throughout Michigan.

What's the most interesting thing you've learned about your industry since you got started?

Less than 2% of all Cannabis licenses holders in the US are People of Color.

What is your background? How did you get into the industry?

We have been medical caregivers for 10 years in Michigan. We also have extensive experience in business and both of the founders are serial entrepreneurs. Rebecca and LaToyia both believe in the healing powers of Cannabis and both started in the Cannabis industry to help close friends and family. As licensing opportunities became available in Michigan they used their experience and industry rapport to start a commercial Cultivation and Processing Brand.

Why are you raising capital and why is now a good time?

The Cannabis industry has increased sales by 35% year over year since the start of the pandemic. Cannabis is an essential business that has plenty room for growth. In addition, since the start of our retail sales our demand has exploded! We need to grow our operational footprint to expand our market share throughout Michigan.

What's the most interesting thing you've learned about your industry since you got started?

Less than 2% of all Cannabis licenses holders in the US are People of Color.

What is your background? How did you get into the industry?

We have been medical caregivers for 10 years in Michigan. We also have extensive experience in business and both of the founders are serial entrepreneurs. Rebecca and LaToyia both believe in the healing powers of Cannabis and both started in the Cannabis industry to help close friends and family. As licensing opportunities became available in Michigan they used their experience and industry rapport to start a commercial Cultivation and Processing Brand.

Why are you raising capital and why is now a good time?

The Cannabis industry has increased sales by 35% year over year since the start of the pandemic. Cannabis is an essential business that has plenty room for growth. In addition, since the start of our retail sales our demand has exploded! We need to grow our operational footprint to expand our market share throughout Michigan.

What's the most interesting thing you've learned about your industry since you got started?

Less than 2% of all Cannabis licenses holders in the US are People of Color.

Our Heart is in the Plant. Our Hands are in the Community. We are Making HERstory.
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CALYXEUM PITCH DECK UPDATED
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SUPPORT BLACK GROWER
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CALYXEUM NEW PACKAGING!
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OUR LARGEST RETAIL PARTNER IN MICHIGAN!
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CALYXEUM IN STORE!

One of the reasons we have been successful in expanding our products throughout Michigan is our in store engagement! Check us out in one of our most popular markets- Ann Arbor Michigan

Updates
Investor Exclusive
FEBRUARY 21ST, 2023
Calyxeum project update!

Hello Investors! We hope your 2023 is off to a great start! We have been super focused on growing and building. Our expansion construction project is almost complete and we hope to be operating by 4/20! Below are some more high level updates!

We have expanded our products to more retail stores in the State of Michigan! Our products are now available in Detroit, Lincoln Park and Lowell!

We introduced a 4th flavor to our dessert gummy line; Strawberry Cheesecake. This flavor launches in stores at the beginning of March.

Our team has been featured in several Black history month podcasts check out:

Dutchie podcast here: https://www.linkedin.com/posts/getdutchie_welcome-to-episode-28-of-this-week-in-cannabis-activity-7029852775224135680-Bzsu?utm_source=share&utm_medium=member_desktop

NCIA minority report podcast: https://www.linkedin.com/posts/national-cannabis-industry-association_cannabis-activity-7032385575311577088-a1Ux?utm_source=share&utm_medium=member_desktop

NOVEMBER 25TH, 2022
Happy Thanksgiving!!!

We have been working diligently and excited to give all of our wonderful investors an update. We expanded our product line! During our campaign we were formulating our gummy line and proud to share that they are ready and can be found on Retail shelves across Michigan. Our flavors are Peach Cobbler, Blueberry Pie, and Key Lime Pie!! Our team has grown we hired some super talented individuals to focus on sales and marketing. We also added to our advisory team bringing on a new advisor that has 10 years of experience in the Cannabis Industry! Calyxeum is putting your investment to work and growing the brand, you can check out our CEO in MJ BIZ latest podcast Seed to CEO: Stories from Cannabis Businesses https://mjbizdaily.com/podcast/detroit-doer-when-investors-said-no-calyxeum-ceo-rebecca-colett-kept-going/. We also have had our products featured in Blac Magazine https://www.blac.media/faith-family/holiday-entertaining-how-blac-is-hosting-stress-free-and-locally/ and MJ Brands Insights New Product Round up, https://mjbrandinsights.com/new-product-roundup-summer-2022/?
utm_source=mailpoet&utm_medium=email&utm_campaign=5-top-selling-drinks-11-hot-420-product-drops-is-cannabis-education-worth-it-and-more_116. Thanks to your investment our cultivation expansion plans are underway and we have decided to do another investment round in December just in time for the giving and gifting season we can't wait to share some even more exciting news for 2023!!

JULY 25TH, 2022
Our Investors Rock!

We truly appreciate your investment and believing in us! As we bring our campaign to a close we want you to know that we will be working diligently to put your investment dollars to work. Each one of you are apart of the growth and expansion of Calyxeum, how awesome is that! The best is yet to come!! Thanks again!

JULY 21ST, 2022
Calyxeum is Community!

Calyxeum Thank's you!

We are more than a brand! We represent Women, Community, Diversity and Empowerment! We are a movement when you invest in us you invest in change!!

JULY 19TH, 2022
Thankful!!!

We are so Thankful that you invested in us! We are so thankful that our idea is now a known brand for the people!! We are not corporate we are the community! If you are in Michigan try our products and if they don't carry us ask them why not😊

JULY 18TH, 2022
Team Work makes the dream work!

Thank you to all of our investors! Our Campaign is closing in 6 days but we are just getting started!! We have been having a blast taste testing our new dessert flavored gummies that will be on Michigan Retail shelves by the end of July! So far we have perfected blueberry pie and peach cobbler 😊 😊 . Coming Soon, Key Lime Pie!!!

JUNE 13TH, 2022
Let's Chat!! How did you hear about Calyxeum??

We appreciate all of our investors and we have been working diligently to spread the word about our campaign! Our awesome investors are from all over the country and we would love to know how you found out about Calyxeum? We want to stay engaged with you as our journey continues!

JUNE 4TH, 2022
***Extending Our Campaign!!!

We want to thank all of our investors for rocking with Calyxeum and supporting our campaign!!! We have had more people express interest in investing so we decided to extend the campaign another 45 days!! Please help us continue to spread the word that Calyxeum is here and investing in us is the best move to make in 2022!!

JUNE 4TH, 2022
Extending are Campaign!!!

We want to thank all of our investors for rocking with Calyxeum and supporting our campaign!!! We have had more people express interest in investing so we decided to extend the campaign another 45 days!! Please help us continue to spreading the word that Calyxeum is here and investing in us is the best move to make in 2022!!

JUNE 2ND, 2022
Meet our New Advisor!!!

Eric C. Williams is managing attorney for the Economic Equity Practice (EEP) of Detroit Justice Center, a nonprofit devoted to grassroots approaches to creating safe, vibrant communities and creating just pathways to economic development in Detroit. Eric previously served as the director of Wayne State University Law School's Business and Community Law Clinic as well as the Director of the Wayne Law Program for Entrepreneurship and Business Law. His prior experience includes private practice in the New York offices of Nixon Peabody, LLP and Winston & Strawn, LLP.

MAY 28TH, 2022
Women Owned Women Grown!!!

Telling our story and how cannabis has positively impacted our community is our why! Our journey started more than 10 years ago and we are so excited about our future. Check out our latest article!!!

https://mjbrandinsights.com/woman-owned-woman-grown-three-female-cultivators-changing-the-industry/

MAY 18TH, 2022
Investor Perks are Here!!

We recently shot a behind the scenes video to give all of our investors and potential investors a look into all the exciting projects that we are working on! We have another investor perk! Invest $2,000 or more and receive a behind the scenes tour of our new facility once operations begin! Stay Tuned for even more investor perks. Thank you so much for believing in our vision!!

APRIL 28TH, 2022
Investor Perks!! Thank you!!

We want to sincerely Thank all of our investors for believing in our vision and rocking with us! Our team has decided to do something special for all of our early investors. Stay Tuned.......

APRIL 21ST, 2022
Top 8 Black-Owned Start-Up Tech Companies to Invest in For 2022

https://www.blackbusiness.com/2022/04/top-8-black-owned-start-up-tech-companies-to-invest-in-2022.html?m=1

APRIL 20TH, 2022
Happy 420!

We are over 1 month into our Crowdfunding campaign and we want to thank everyone that has liked, reposted, and invested in us! We also have released our Pre-Rolls in Jars and High Profile Cannabis Retails Stores in MI, now thats something to celebrate!!

APRIL 5TH, 2022
Detroit Passes New Adult-Use Cannabis Ordinance

https://www.benzinga.com/markets/cannabis/22/04/26481533/detroit-city-council-finally-approves-recreational-marijuana-ordinance-after-years-of-delay

MARCH 29TH, 2022
Check us out talking about our Mainvest Capital Raise on one of our favorite Podcast!!!

https://youtu.be/Ghb2PEV0zNU

MARCH 24TH, 2022
Check out your favorite cannabis companies latest article!!!

https://mjbrandinsights.com/9-michigan-cannabis-brands-to-watch/

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Data Room
Intended Use of Funds
Target Raise

Maximum Raise

Buildout Costs $18,650

Mainvest Compensation $1,350

Total $20,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $10,561,658 $11,617,823 $12,431,070 $13,052,623 $13,444,201

Cost of Goods Sold $91,529 $105,000 $112,000 $120,000 $125,000

Gross Profit $10,470,129 $11,512,823 $12,319,070 $12,932,623 $13,319,201

EXPENSES

Rent $2,234,365 $2,290,224 $2,347,479 $2,406,165 $2,466,319

Utilities $744,652 $763,268 $782,349 $801,907 $821,954

Salaries $1,211,668 $1,332,834 $1,426,132 $1,497,438 $1,542,361

Insurance $302,674 $310,240 $317,996 $325,945 $334,093

Equipment Lease $60,000 $61,500 $63,037 $64,612 $66,227

Repairs & Maintenance $20,000 $20,500 $21,012 $21,537 $22,075

Legal & Professional Fees $100,000 $102,500 $105,062 $107,688 $110,380

Operating Profit $5,796,770 $6,631,757 $7,256,003 $7,707,331 $7,955,792

This information is provided by Calyxeum. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $61,100

Amount Invested $0

Investors 0

Investment Round Ends May 12th, 2023

Summary of Terms

Legal Business Name Calyxeum, LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 0.1%-0.3%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date September 30th, 2028

Financial Condition

Historical milestones

Calyxeum was Founded in October 2019 and has since achieved the following milestones:

State of Michigan Regulatory Licensor 2020.

Created a Social Equity Incubator; The Detroit Cannabis Project.

We are currently in 25 retail locations around Michigan.

Our Retail presence will double to upwards of 50 stores by Q2 2022.

Hired Experienced Team Members.

Launched our community benefit programs through our Non Profit arm; Calyxeum Catalyst.

Partnered with Large Cannabis Operator in Michigan to scale our manufacturing process.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Calyxeum to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Calyxeum operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Calyxeum competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Calyxeum's core business or the inability to compete successfully against the with other competitors could negatively affect Calyxeum's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Calyxeum's management or vote on and/or influence any managerial decisions regarding Calyxeum. Furthermore, if the founders or other key personnel of Calyxeum were to leave Calyxeum or become unable to work, Calyxeum (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Calyxeum and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Calyxeum is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Calyxeum might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Calyxeum is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Calyxeum

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Calyxeum's financial performance or ability to continue to operate. In the event Calyxeum ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Calyxeum nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Calyxeum will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Calyxeum is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Calyxeum will carry some insurance, Calyxeum may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Calyxeum could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Calyxeum's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Calyxeum's management will coincide: you both want Calyxeum to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Calyxeum to act conservative to make sure they are best equipped to repay the Note obligations, while Calyxeum might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Calyxeum needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Calyxeum or management), which is responsible for monitoring Calyxeum's compliance with the law. Calyxeum will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Calyxeum is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Calyxeum fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Calyxeum, and the revenue of Calyxeum can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Calyxeum to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Calyxeum. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Christine M. Mundelein, IL about 1 month ago

Any updates? Thanks!

Reply
LaToyia R. about 1 month ago Calyxeum Entrepreneur

Hello Christine, Thanks for checking on us. We have been working hard and are going to be making a few big announcements this month!

Reply
Christine M. Mundelein, IL about 1 month ago

Hi LaToyia - awesome, I'm so excited to hear them! I hope you guys had a great year and a wonderful start to 2023! :)

Reply
Giselle S. Auburn Hills, MI 8 months ago

I supported this because there aren't enough black-owned and woman owned businesses in the marijuana industry.

Reply
Denise E. Phoenix, AZ 8 months ago

Happy to invest in women owned companies as we girls rock this world!

Reply

LaToyia R. 8 months ago Calyxeum Entrepreneur

Thank you Denise. You Rock for investing in us!!

Reply

Prynston W. Chicago, IL 8 months ago

Investing because I believe in your business plan and hope to visit your business when I stop by Detroit.

LaToyia R. 8 months ago Calyxeum Entrepreneur

Thank you Prenise!! Come check us out!

Jessica P. New Bedford, MA 8 months ago

I invested because I am a business owner myself and my family owns Beautiful Earth Organics CBD.

LaToyia R. 8 months ago Calyxeum Entrepreneur

Thank You Jessica we definitely will check out your company, love the name!!

Krystal R. Eastpointe, MI 8 months ago

I invested because standing together makes us stronger. Dollars here will go further to help this community.

LaToyia R. 8 months ago Calyxeum Entrepreneur

Absolutely, Thank you for the continued the support!

LaToyia R. 8 months ago Calyxeum Entrepreneur

*continued support!

Nydia Z. Rochester Hills, MI 8 months ago

I invested because I cannot be a woman of color and NOT support another woman of color. This is how we create generational wealth. By investing in one another. Go get 'em ladies. Show 'em how its done!

LaToyia R. 8 months ago Calyxeum Entrepreneur

Well put!! Thank you Nydia!!

Robert T. Brooklyn, NY 8 months ago

One grows we all grow!

LaToyia R. 8 months ago Calyxeum Entrepreneur

Well Said!!! Thank you!

Tony S. Dallas, TX 8 months ago

I invested because of a consult I had with Rebecca about opening up my own Cannabis business. She didn't hold anything back and really gave me all the resources I needed to get started but after following the business and realizing the amount of education and community outreach Calyxeum does, I decided to become an investor to support the amazing work they are already doing. The African American community has been on the wrong side of cannabis for decades and that usually ended up with African American women being left alone to raise a family so the fact this is not only Black Owned but Woman Owned as well is a beautiful thing to see and I can't wait to see what the future holds for this company.

LaToyia R. 8 months ago Calyxeum Entrepreneur

Thank you Tony we appreciate you!!

Sylvia R. Lithonia, GA 9 months ago

I invested because I believe cannabis has more value to the body than we understand. Also, because I support Women Businesses and Rebecca is an awesome person!

LaToyia R. 8 months ago Calyxeum Entrepreneur

Thank you Sylvia for rocking with us!

Jill B. Baltimore, MD 9 months ago

So happy to support a Black Women Owned and Operated business in an often-maligned amazing city. Found out about this platform through "The Heady Conversations" podcast, and wanted to find a great company to invest in. I'm so glad to find you all!

LaToyia R. 9 months ago Calyxeum Entrepreneur

So Glad you found us Jill, Thank you for investing!

Jill B. Baltimore, MD 8 months ago

So happy to be a part of this. I hope to visit as a customer once you are ready to roll!

Antoine J. Romulus, MI 9 months ago

I invested because I've tried the product and believe in the movement

LaToyia R. 9 months ago Calyxeum Entrepreneur

Thank you Antonio!! Glad you enjoyed it and support Calyxeum! This is definitely a movement!

Rosetta C. Oak Park, MI 9 months ago

I support women in small business

LaToyia R. 9 months ago Calyxeum Entrepreneur

Thank you so much ❤️

Julia G. Hilliard, OH 10 months ago

I saw you're offering investors of 2k or more a tour of the new facility. I'm so excited, I'm planning a special trip to Michigan for whenever that is.

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thank you so much Julia, we can't wait to host you! We will keep you updated for your!!!

LaToyia R. 10 months ago Calyxeum Entrepreneur

* for sure!!

Julia G. Hilliard, OH 10 months ago

also, do you have an estimate for when we can tour the new facility? I am excited to see everything.

Diana S. Los Angeles, CA 10 months ago

I invested because I support women owned businesses

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thank you Diana, Women led companies need it the most!!

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thank you Diana, Women led companies need it the most!!

Charles B. Westerville, OH 10 months ago

Industry that can help people.

LaToyia R. 10 months ago Calyxeum Entrepreneur

Absolutely Charles! Uplift and build sustainable communities. Thanks so much for your investment.

Hycien T. Wyncote, PA 10 months ago

Invested.

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thank you Hycien!!

Bonnie C. Chicago, IL 10 months ago

I invested because I believe this product has potential.

LaToyia R. 10 months ago Calyxeum Entrepreneur

Bonnie C, thank you for believing. We truly appreciate!!!

Marian L. 10 months ago

This company is great

Elizabeth B. Springfield Gardens, NY 10 months ago

Inspired by your 10K Bet On Black pitch. Looking forward to helping you grow.

LaToyia R. 10 months ago Calyxeum Entrepreneur

I had a great time pitching to the 10K family!! Will be back on for an education session this Wednesday!!

Eric J. Mount Clemens, MI 10 months ago

Black women 🥰

LaToyia R. 10 months ago Calyxeum Entrepreneur



LaToyia R. 10 months ago Calyxeum Entrepreneur

Thank you Eric

Raymond B. Northville, MI 10 months ago

So happy to support a local, black owned female business!

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thank you Raymond!!

Denise M. West Bloomfield, MI 10 months ago

Ground floor, wonderful opportunity. Numbers don't lie.

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thanks so much, it great to present to our new extended family!

LaToyia R. 10 months ago Calyxeum Entrepreneur

Thanks so much, it was great to present to our new extended family!

Marqel Armani L. South Pasadena, CA 11 months ago

Been waiting on this one. Calyxeum supports the community, the industry, and stays dedicated. Easy choice to invest in Calyxeum, they invest in the community.

LaToyia R. 11 months ago Calyxeum Entrepreneur

Thank you Marqel! Such powerful and motivating words!!

Bridgette P. Grayson, GA 11 months ago

I invested because, I believe in the vision and brand.

LaToyia R. 11 months ago Calyxeum Entrepreneur

Thank you for believing in us!!

Michael C. Fuquay Varina, NC 11 months ago

I'm in full on support of black businesses

LaToyia R. 11 months ago Calyxeum Entrepreneur

Support is Key, Thank you!!

Brittney T. Southfield, MI 11 months ago

I invested because I truly believe in this business. So excited to see these ladies succeed!

LaToyia R. 11 months ago Calyxeum Entrepreneur

Thank you so much!!!

Steve S. Silver Spring, MD 11 months ago

I believe in you!

LaToyia R. 11 months ago Calyxeum Entrepreneur

We truly appreciate!!

Monnique M. Fairburn, GA 11 months ago

I invested because I believe in supporting Black owned, Women owned Businesses.

LaToyia R. 11 months ago Calyxeum Entrepreneur

Thanks so Much for the support!!

Cassondra A. Chandler, AZ 11 months ago

That's what I'm talking about Ms. Monnique. I had a great time with you in Detroit!

Robert T. Canton, MI 12 months ago

Curious how the recent drop in retail pricing is going to be addressed especially with the burgeoning number of cannabis facilities that are opening in the area.

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thank you Robert for your feedback, we studied California and Colorado Markets closely as the same thing happened in both States. We made sure to be conservative with our projections taking into account price fluctuations. What will differentiate Calyxeum is our commitment to community, connoisseur level quality products, all at a reasonable market rate price.

Kirsten B. North Olmsted, OH 12 months ago

I invested because I want to see them succeed and for them to know that people have their back. The industry is growing and so is the opportunity. Why not give more access to black women?

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thanks so much Kirsten!! Such powerful words!!

LaToyia R. 12 months ago Calyxeum Entrepreneur

Hello William great question. Here in Michigan we have several banks and credit unions that allow for Licensed Operators to open a bank account with no issues. Through our network and resources we have been actively building those relationships. To answer your second question, Instead of an interest rate, the revenue sharing note has an investment multiple. This is the amount owed to investors, no later than the maturity date. The rate of return is determined by the business's gross revenue and the percentage of revenue they share each quarter. Investors receive a greater percentage of the business's revenue by investing more. Our multiple is 1.5% so if someone invested $1,000 they would receive $1500 in total. The investor would receive that amount each quarter until paid in full. Thanks again for checking us out!!

william s. Woodland Hills, CA 12 months ago

Thank you so much for the fast and detailed response. Looking forward to doing business with you.

LaToyia R. 12 months ago Calyxeum Entrepreneur

Absolutely, looking forward to it!!!

william s. Woodland Hills, CA 12 months ago

With most cannabis companies, access to banking can be tough. Can you give us any insight as to how interest will be paid and any other banking issues? Everything I see so far looks great.

ERE E. Baltimore, MD 12 months ago

Knowledge is the power -Unity is the Strength We made it- Baltimore kidz

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thanks Ebony, Love that!!!

Cree R. Macomb, MI 12 months ago

We invested because 1) the touCanna team will always support women of color and 2) the Calyxeum team is led by amazing women who are doing amazing things

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thank you Cree for your Investment!! We appreciate it!!

Tyler P. Livonia, MI 12 months ago

I invested because I believe in this cause and want to empower those who have fought for this plant

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thank you Tyler!!

Cassondra A. Chandler, AZ 12 months ago

This is a great investment opportunity for people who don't normally qualify to participate in private placement or sector investments. If you or a family member were affected by the War on Drugs, then you should be vested in this company as a way of not only showing support but as a way to start building an investment portfolio in cannabis! This is a small investment but I plan to invest each quarter. Thanks for this amazing opportunity!

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thank you for your continued support!

Santoine J. Inkster, MI 12 months ago

This is a good brand

LaToyia R. 12 months ago Calyxeum Entrepreneur

Thank you so much for your investment!!

Antoine J. Romulus, MI 12 months ago

I love the brand and want to see it continue to grow

LaToyia R. 12 months ago Calyxeum Entrepreneur

We truly appreciate you believing in us!

Krystal R. Eastpointe, MI 12 months ago

I invested because I believe in the commitment & ethics of this company.

LaToyia R. 12 months ago Calyxeum Entrepreneur

We can't thank you enough!!

Calyxeum isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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